Issuer Free Writing Prospectus dated July 19, 2019
Filed Pursuant to Rule 433 of the Securities Act of 1933
Relating to Preliminary Prospectus dated July 15, 2019
Registration Statement No. 333-232369

CASTLE BIOSCIENCES, INC.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated July 15, 2019 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-232369) (the “Registration Statement”) relating to the initial public offering of the common stock of Castle Biosciences, Inc. (the “Company”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1447362/000114036119012901/nt10000802x4_s1a.htm

This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus. References to “we,” “us,” “our,” and “the Company” refer to Castle Biosciences, Inc.

This free writing prospectus reflects the following changes:

1.
The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Risk Factors—The terms of our credit facility place restrictions on our operating and financial flexibility, and failure to comply with covenants or to satisfy certain conditions of the agreement governing the credit facility may result in acceleration of our repayment obligations and foreclosure on our pledged assets, which could significantly harm our liquidity, financial condition, operating results, business and prospects and cause the price of our securities to decline:”

Our November 2018 loan and security agreement, which we amended in June 2019, or the 2018 LSA, with Oxford Finance LLC, or Oxford, and Silicon Valley Bank, or SVB, is secured by a lien covering substantially all of our assets, excluding intellectual property. The 2018 LSA provides for a five-year $25.0 million term-loan facility, of which $25.0 million has been disbursed to us as of the date of this prospectus.

The 2018 LSA requires us to achieve certain revenue levels tested monthly on a trailing three-month basis. As of the most recently tested month prior to the date of this prospectus, we were in compliance with this covenant. However, there can be no assurance of our ability to maintain compliance with this covenant as of any future date. For example, prior to the amendment of the 2018 LSA, our projections indicated that we were at risk of noncompliance with the financial covenant existing under the 2018 LSA prior to the June 2019 amendment. Among other things, the June 2019 amendment revised our financial covenant to require us to achieve a monthly trailing three-month revenue target, tested on a monthly basis. The financial covenant was amended primarily to align with a more current reflection of our revenue projections after taking into account the impact on our revenue recognition following our early adoption of ASC 606. Our ability to amend the 2018 LSA in the future is subject to the approval of Oxford and SVB. Accordingly, should we seek to further amend the 2018 LSA, there can be no assurance that any such amendment would be available on terms acceptable to us, if at all.

The 2018 LSA also requires us to comply with a number of other covenants (affirmative and negative), including restrictive covenants that limit our ability to: incur additional indebtedness; encumber the collateral securing the loan; acquire, own or make investments; repurchase or redeem any class of stock or other equity interest; declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest; transfer a material portion of our assets; acquire other businesses; and merge or consolidate with or into any other organization or otherwise suffer a change in control, in each case subject to exceptions.

In addition to other specified events of default, and subject to limited exceptions, the lenders could declare an event of default upon the occurrence of any event that they interpret as having a material impairment in their lien on the collateral under the agreement, a material adverse change in our business, operations or condition (financial or otherwise) or a material impairment in the prospect of repayment of our obligations under the agreement. If we default under the credit facility, the lenders may accelerate all of our repayment obligations and, if we are unable to access funds to meet those obligations or to renegotiate our agreement, the lenders could take control of our pledged assets and we would have to immediately cease operations. During the continuance of an event of default, the then-applicable interest rate on the then-outstanding principal balance will increase by 5.0%. Upon an event of default, the lenders could also require us to repay the loan immediately, together with a prepayment charge of up to 2.5% of the then-outstanding principal balance, together with other fees. If we were to renegotiate the agreement under such circumstances, the terms may be significantly less favorable to us. If we were liquidated, the lenders’ right to repayment would be senior to the rights of our stockholders to receive any proceeds from the liquidation. Any declaration by the lenders of an event of default could significantly harm our liquidity, financial condition, operating results, business, and prospects and cause the price of our securities to decline.

We may incur additional indebtedness in the future. The debt instruments governing such indebtedness may contain provisions that are as, or more, restrictive than the provisions governing our existing indebtedness. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral or force us into bankruptcy or liquidation.

2.
The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term Debt—2018 Loan and Security Agreement:”

On November 30, 2018, we entered into the 2018 LSA with Oxford, as collateral agent, and Oxford and SVB as equal syndicated lenders. The 2018 LSA replaced the 2017 LSA and provided for a $20.0 million term loan, or the 2018 Term Loan, and a credit line of up to $5.0 million (discussed in the ‘‘Revolving Line of Credit’’ section below), prior to amendment of the 2018 LSA on June 13, 2019, as discussed below. Our obligations under the 2018 LSA are secured by substantially all of our assets, excluding intellectual property and subject to certain other exceptions and limitations. We have the right to prepay the 2018 Term Loan in whole or in part at any time, subject to a prepayment fee of 2.50% if prepaid on or prior to November 30, 2019, 1.50% if prepaid after November 30, 2019 and on or prior to November 30, 2020, and 0.75% thereafter. Upon prepayment, we are also obligated to pay a non-refundable early termination fee of $496,785. Amounts prepaid or repaid under the 2018 Term Loan may not be reborrowed. The 2018 LSA contained a financial covenant that requires us to achieve a monthly trailing six-month revenue target each month throughout the term of the agreement, which was recently amended, as discussed further below. As of December 31, 2018 and March 31, 2019, we were in compliance with this covenant. However, as of March 31, 2019, our projections for the next 12 months indicated that we were at risk of noncompliance with this covenant.

On June 13, 2019, we entered into an amendment to the 2018 LSA, or the Amendment, which, among other things, (i) eliminated the $5.0 million revolving line and increased the 2018 Term Loan by $5.0 million and (ii) amended the financial covenant to require us to achieve a monthly trailing three-month revenue target each month throughout the term of the agreement. The financial covenant was amended primarily to align with a more current reflection of our revenue projections after taking into account the impact on our revenue recognition following our early adoption of ASC 606.

For each month through December 31, 2019, the trailing three-month revenue requirements are calculated as a percentage of our previously approved applicable monthly revenue projections, which requirements, for the monthly periods from April to December 2019, are equal to increasing dollar amounts, in millions, in the mid-single digits to high single digits. For monthly periods ending after December 31, 2019, the trailing three-month revenue requirements will be determined by the Lenders upon receipt and review of our monthly financial projections for the year, subject to certain specified criteria regarding minimum requirements. Revenues, if any, that we recognize as a result of an ALJ appeal process from consolidated claims initiatives for DecisionDx-Melanoma do not count toward the minimum revenue requirements. We were in compliance with this covenant as the most recently tested month prior to the date of this prospectus.

In addition, the 2018 LSA contains customary conditions of borrowing, events of default and covenants, including covenants that restrict our ability to dispose of assets, merge with or acquire other entities, incur indebtedness and make distributions to holders of our capital stock. Should an event of default occur, including the occurrence of a material adverse change, we could be liable for immediate repayment of all obligations under the 2018 LSA. Should we seek to further amend the terms of the 2018 LSA, the consent of Oxford and SVB would be required, and there can be no assurance that any such amendment would be available on terms acceptable to us, if at all.

The 2018 Term Loan bears interest at a floating rate equal to the greater of 8.55% and the 30-day U.S. LIBOR rate as reported in The Wall Street Journal on the last business day of the month that precedes the month in which the interest will accrue, plus 6.48%. The applicable interest rate on the 2018 Term Loan was 8.98% as of December 31, 2018 and 8.97% as of March 31, 2019, respectively. Interest on the 2018 Term Loan is payable monthly in arrears. We are permitted to make interest-only payments on the 2018 Term Loan through May 31, 2020. The principal is required to be repaid in 30 equal monthly installments beginning on June 1, 2020. All unpaid principal and accrued and unpaid interest is due on November 1, 2022, or the 2018 Term Loan Maturity Date. We are also obligated to make an additional final payment of 6.75% of the aggregate original principal amount, or $1,350,000 as of March 31, 2019, upon any prepayment or on the 2018 Term Loan Maturity Date. The final payment amount is being amortized as additional interest expense using the effective interest method of the term of the debt. The final payment amount increased to $1,687,500 in connection with the $5.0 million increase to the 2018 Term Loan under the Amendment.

The 2018 Term Loan was fully funded on November 30, 2018 and the 2018 Revolving Line (defined and discussed below) was fully drawn upon on November 30, 2018. Proceeds from the 2018 LSA were used to repay all outstanding obligations under the 2017 LSA and to provide working capital. As a condition of the loan, we issued Series F preferred stock warrants to the Lenders with an aggregate initial fair value of $158,000. In accordance with ASC 480-10, the warrants are liability-classified as the underlying to the warrant is a puttable security. The initial recognition of the warrant liability created a discount to the debt, which is being amortized over the debt term using the effective interest method. The 2018 LSA was accounted for as a modification of the previous lending arrangement with SVB and Oxford, and therefore no extinguishment gain or loss was recognized.

3.
The following information updates the disclosure set forth in Note 8 to the Company’s unaudited Interim Condensed Financial Statements contained in the Preliminary Prospectus under the section titled “Long-Term Debt—Term Debt—2018 Loan and Security Agreement:”

On November 30, 2018 (the ‘‘Closing Date’’), the Company entered into a new Loan and Security Agreement (the ‘‘2018 LSA’’) with Oxford Finance LLC (‘‘Oxford’’), as collateral agent, and Oxford and Silicon Valley Bank (‘‘SVB’’) as equal syndicated lenders (collectively, the ‘‘Lenders’’). The 2018 LSA replaced the Company’s previous lending arrangement and provided for a $20.0 million secured term loan credit facility (the ‘‘2018 Term Loan’’) and a credit line of up to $5.0 million (discussed in the ‘‘Revolving Line of Credit’’ section below), prior to amendment of the 2018 LSA on June 13, 2019, as discussed below. The Company’s obligations under the 2018 LSA are secured by substantially all of its assets, excluding intellectual property and subject to certain other exceptions and limitations. The Company has the right to prepay the 2018 Term Loan in whole or in part at any time, subject to a prepayment fee of 2.50% if prepaid on or prior to November 30, 2019, 1.50% if prepaid after November 30, 2019 and on or prior to November 30, 2020, and 0.75% thereafter. Upon prepayment, the Company is also obligated to pay a non-refundable early termination fee of $496,785. Amounts prepaid or repaid under the 2018 Term Loan may not be reborrowed. The 2018 LSA contains a financial covenant that requires the Company to achieve a monthly trailing six-month revenue target each month throughout the term of the agreement, which was recently amended, as discussed further below. As of March 31, 2019, the Company was in compliance with this covenant. However, as of March 31, 2019, the Company’s projections for the next 12 months indicated that the Company was at risk of noncompliance with this covenant.

On June 13, 2019, the Company entered into an amendment to the 2018 LSA (the ‘‘Amendment’’), which, among other things, (i) eliminated the $5.0 million revolving line and increased the 2018 Term Loan by $5.0 million and (ii) amended the financial covenant to require the Company to achieve a monthly trailing three-month revenue target each month throughout the term of the agreement. The financial covenant was amended primarily to align with a more current reflection of the Company’s revenue projections after taking into account the impact on the Company’s revenue recognition following the Company’s early adoption of ASC 606.

For each month through December 31, 2019, the trailing three-month revenue requirements are calculated as a percentage of the Company’s previously approved applicable monthly revenue projections. For monthly periods ending after December 31, 2019, the trailing three-months revenue requirements will be determined by the Lenders upon receipt and review of the Company’s monthly financial projections for the year, subject to certain specified criteria regarding minimum requirements. Revenues, if any, that the Company recognizes as a result of an ALJ appeal process from consolidated claims initiatives for DecisionDx-Melanoma do not count toward the minimum revenue requirements.

In addition, the 2018 LSA contains customary conditions of borrowing, events of default and covenants, including covenants that restrict the Company’s ability to dispose of assets, merge with or acquire other entities, incur indebtedness and make distributions to holders of the Company’s capital stock. Should an event of default occur, including the occurrence of a material adverse change, the Company could be liable for immediate repayment of all obligations under the 2018 LSA. Should the Company seek to further amend the terms of the 2018 LSA, the consent of Oxford and SVB would be required.

The 2018 Term Loan bears interest at a floating rate equal to the greater of 1) 8.55% and 2) the 30-day U.S. LIBOR rate as reported in The Wall Street Journal on the last business day of the month that precedes the month in which the interest will accrue, plus 6.48%. The applicable interest rate on the 2018 Term Loan was 8.98% and 8.97% at December 31, 2018 and March 31, 2019, respectively. Interest on the 2018 Term Loan is payable monthly in arrears. The Company is permitted to make interest-only payments on the 2018 Term Loan for the 18 months following the Closing Date. The principal is required to be repaid in 30 equal monthly installments beginning on June 1, 2020. All unpaid principal and accrued and unpaid interest is due on November 1, 2022 (the ‘‘2018 Term Loan Maturity Date’’). The Company is also obligated to make an additional final payment of 6.75% of the aggregate original principal amount, or $1,350,000 as of March 31, 2019, upon any prepayment or on the 2018 Term Loan Maturity Date. The final payment amount is being amortized as additional interest expense using the effective interest method over the term of the debt. The final payment amount increased to $1,687,500 in connection with the $5.0 million increase to the 2018 Term Loan under the Amendment.

The 2018 Term Loan was fully funded on the Closing Date and the 2018 Revolving Line (defined and discussed below) was fully drawn upon on the Closing Date. Proceeds from the 2018 LSA were used to repay all outstanding obligations under the Company’s previous lending arrangement and to provide working capital. As a condition of the loan, the Company issued Series F preferred stock warrants to the Lenders with an aggregate initial fair value of $158,000. In accordance with ASC 480-10, the warrants are liability-classified as the underlying to the warrant is a puttable security. The initial recognition of the warrant liability created a discount to the debt, which is being amortized over the debt term using the effective interest method. The 2018 LSA was accounted for as a modification of the previous lending arrangement with SVB and Oxford, and therefore no extinguishment gain or loss was recognized.

* * * *

The Company has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone: (800) 808‐7525, ext. 6132, or by e‐mail: syndicate@svbleerink.com; or Robert W. Baird & Co. Incorporated, Attention: Syndicate Department, 777 East Wisconsin Ave., Milwaukee, Wisconsin 53202, or by email at syndicate@rwbaird.com.